UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

CSLM ACQUISITION CORP.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G2365L101

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. G2365L101	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON CSLM Acquisition Sponsor I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,593,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,593,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,593,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48,85%(2)
12	TYPE OF REPORTING PERSON* OO

(1)

Includes 4,593,749 Class A ordinary shares and 1 Class B ordinary share, which is convertible into 1 Class A ordinary share on a one-for-one basis at the time of the consummation of an initial business combination. Excludes 7,942,500 Class A ordinary shares issuable upon the exercise of 7,942,500 private placement warrants.

(2)

Percentage is calculated based on 9,515,937 ordinary shares issued and outstanding as reported on the Company’s Form 10-Q filed on November 20, 2023 which includes 9,515,936 Class A ordinary shares and one Class B ordinary share.

CUSIP No. G2365L101	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Charles Cassel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,593,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,593,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,593,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.85%(2)
12	TYPE OF REPORTING PERSON* IN

(1)

Includes 4,593,749 Class A ordinary shares and 1 Class B ordinary share, which is convertible into 1 Class A ordinary share on a one-for-one basis at the time of the consummation of an initial business combination. Excludes 7,942,500 Class A ordinary shares issuable upon the exercise of 7,942,500 private placement warrants.

(2)

Percentage is calculated based on 9,515,937 ordinary shares issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed on November 20, 2023 which includes 9,515,936 Class A ordinary shares and one Class B ordinary share.

CUSIP No. G2365L101	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jonathan Binder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,593,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,593,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,593,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.85%(2)
12	TYPE OF REPORTING PERSON* IN

(1)

Includes 4,593,749 Class A ordinary shares and 1 Class B ordinary share, which is convertible into 1 Class A ordinary share on a one-for-one basis at the time of the consummation of an initial business combination. Excludes 7,942,500 Class A ordinary shares issuable upon the exercise of 7,942,500 private placement warrants.

(2)

Percentage is calculated based on 9,515,937 ordinary shares issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed on November 20, 2023 which includes 9,515,936 Class A ordinary shares and one Class B ordinary share.

CUSIP No. G2365L101	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer: CSLM Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices: 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, Florida 33308

Item 2.

(a)	Name of Person Filing:

CSLM Acquisition Sponsor I LLC

Charles Cassel

Jonathan Binder

(b)	Address of Principal Business Office or if none, Residence:

CSLM Acquisition Sponsor I LLC:

c/o CSLM Acquisition Corp., 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, Florida 33308

Charles Cassel,

c/o CSLM Acquisition Corp., 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, Florida 33308

Jonathan Binder,

c/o CSLM Acquisition Corp., 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, Florida 33308

(c)	Citizenship:

CSLM Acquisition Sponsor I LLC– Cayman Islands limited liability company

Charles Cassel – USA

Jonathan Binder - USA

(d)	Title of Class of Securities:

Class A ordinary shares, $0.0001 par value per share

(e)	CUSIP Number: G2365L101

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

CSLM Acquisition Sponsor I LLC– 4,593,750

Charles Cassel – 4,593,750

Jonathan Binder – 4,593,750

CSLM Acquisition Sponsor I LLC, the Issuer’s Sponsor, is the record holder of the securities reported herein. Charles Cassel and Jonathan Binder are the managing members of the Sponsor. By virtue of this relationship, each of Mr. Cassel and Binder may be deemed the beneficial owner of the securities held of record by the Sponsor. Mr. Cassel and Mr. Binder each disclaims any such beneficial ownership except to the extent of his pecuniary interest.

CUSIP No. G2365L101	13G	Page 6 of 9 Pages

(b)	Percent of Class:

CSLM Acquisition Sponsor I LLC: 49.85%

Charles Cassel: 49.85%

Jonathan Binder: 49.85%

The foregoing percentages are based on 9,515,937 ordinary shares issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed on November 20, 2023 which includes 9,515,936 Class A ordinary shares and one Class B ordinary share.

(c)	Number of shares as to which such person has:

CSLM Acquisition Sponsor I LLC:

(i)	sole power to vote or to direct the vote: 4,593,750

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,593,750

(iv)	shared power to dispose or to direct the disposition of: 0

Charles Cassel:

(i)	sole power to vote or to direct the vote: 4,593,750

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,593,750

(iv)	shared power to dispose or to direct the disposition of: 0

Jonathan Binder:

(i)	sole power to vote or to direct the vote: 4,593,750

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,593,750

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. G2365L101	13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G2365L101	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

CSLM Acquisition Sponsor I LLC

By	/s/ Charles Cassel
Name:	Charles Cassel
Title:	Manager

Charles Cassel

By	/s/ Charles Cassel
Name:	Charles Cassel

Jonathan Binder

By	/s/ Jonathan Binder
Name:	Jonathan Binder

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.